Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Election of Directors

CALGARY, May 2, 2013 /CNW/ - Vermilion Energy Inc. (the "Company") (TSX:VET) (NYSE:VET) is pleased to report that at its annual and special meeting of shareholders held on May 1, 2013 each of the eight nominees proposed as directors and listed in its proxy statement and information circular dated April 2, 2013, were elected as directors of the Company.

The detailed results of the vote by ballot are as follows:

Nominee	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	65,567,614	99.34	434,886	0.66
W. Kenneth Davidson	65,568,136	99.34	434,364	0.66
Lorenzo Donadeo	65,953,597	99.93	48,903	0.07
Claudio A. Ghersinich	63,834,859	96.72	2,167,641	3.28
Joseph F. Killi	65,554,050	99.32	448,450	0.68
Loren M. Leiker	65,935,910	99.90	66,590	0.10
William F. Madison	65,935,916	99.90	66,584	0.10
Dr. Timothy R. Marchant	65,565,057	99.34	437,443	0.66

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia. Vermilion's business model targets annual growth of approximately 5% together with providing reliable and growing dividends.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion currently pays a monthly dividend of Canadian $0.20 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion has an 18 year history of consistent strong returns and market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 02-MAY-13